May 6, 2025

Cameron Frymyer
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street, Suite 650
Akron, OH 44305

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-36876
Dear Cameron Frymyer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 37

1. Please revise your results of operations to ensure that you discuss all material changes in your statements of operations line items on a consolidated basis. As noted in Item
       303(b) of Regulation S-K, MD&A should discuss your business as a whole with segment information provided as necessary for an understanding of your business.
Non-GAAP Financial Measures, page 39

2. We note the non-GAAP adjustments for "Product development" and "Letter of credit fees" in your calculation of Adjusted EBITDA. We further note that product development costs include "expenses that relate to sales, marketing, and other business development expenses for...products and services still under development and not yet widely available" and letter of credit fees represent expenses "routinely incurred in the course of executing customer contracts." Considering these
 May 6, 2025
Page 2

       costs appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings or tell us why you believe inclusion complies with non-GAAP rules. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Liquidity and Capital Resources
Cash and Cash Flows, page 46

3. Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC
       Release No. 33-8350.
Critical Accounting Policies and Estimates, page 47

4. Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to
       Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
Assets and liabilities held for sale and discontinued operations, page 63

5. You disclose that when you classify a disposal group as held for sale, you first test "all assets other than goodwill," then goodwill, and then the disposal group in its entirety.
       Please tell us how your impairment testing order complies with ASC 360-10-35-39. In particular, clarify if you test long-lived assets for impairment before or after goodwill.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 6, 2025
Page 3



       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at
202-551-3629
with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Manufacturing